SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                             September 19, 2001

                  Cambridge Antibody Technology Group PLC
              (Translation of Registrant's Name Into English)

        The Science Park, Melbourn, Cambridgeshire, SG8 6JJ, England
                  (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F ___X__  Form 40-F _____
                      -

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes _____         No __X__
                                -

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.


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FOR IMMEDIATE RELEASE

07.00 BST, 02.00 EST Wednesday 19 September 2001

For Further Information Contact:

Cambridge Antibody Technology           Square Mile BSMG Worldwide (Europe)
------------------------------          -----------------------------------
Tel: +44 (0) 1763 263 233               Tel: +44 (0) 20  7601 1000
David Chiswell, CEO                     Kevin Smith
John Aston, Finance Director            Graham Herring
Rowena Gardner, Head of Corporate
Communications

                                        BMC Communications/The Trout Group (USA)
                                        ----------------------------------------
                                        Tel: 001 212 477 9007
                                        Brad Miles, ext 17 (media)
                                        Brandon Lewis, ext.15 (investors)




               CAMBRIDGE ANTIBODY TECHNOLOGY ANNOUNCES GRANT
               OF ANTIBODY EXPRESSION LIBRARY PATENTS IN US


Melbourn, UK... Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) today announced the issue of four US patents covering antibody expression libraries - the `Huse/Lerner/Winter' patents. The patents are co-owned by the Medical Research Council, The Scripps Research Institute and Stratagene. Following the settlement of interference proceedings in June 1999, CAT is the sole exploiter of the intellectual property rights arising under the patents, subject to certain rights reserved by the co-owners and their pre-existing licensees.

The Huse/Lerner/Winter patents are entitled: "Method for Producing Polymers Having a Preselected Activity" (US 6,291,158 and US 6,291,159) and "Method for Tapping the Immunological Repertoire" (US 6,291,160 and US 6,291,161). The patents are generally


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directed to nucleic acid libraries for expression of functional immunoglobulin variable domains (or portions thereof) and methods of making such libraries.

CAT also announced the filing of an infringement suit alleging that MorphoSys AG and MorphoSys USA, Inc. infringe two of the Huse/Lerner/Winter patents (the `158 and `161 patents). The suit was filed in the United States District Court of Washington DC.

                                   -ENDS-


Notes to Editors:

Cambridge Antibody Technology (CAT)
o CAT is a UK biotechnology company using its proprietary technologies in human monoclonal antibodies for drug discovery and drug development. Based in Melbourn, 10 miles south of Cambridge, England, CAT currently employs around 230 people.
o CAT is listed on the London Stock Exchange, having raised (pound)41m in its IPO in March 1997. A further offering in March 2000 raised (pound)93m. Also, CAT's ADRs are listed on the US NASDAQ National Market.
o CAT has an advanced platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has an extensive phage antibody library, currently incorporating around 100 billion distinct antibodies. This library forms the basis for the company's strategy to develop a portfolio of clinical development programmes and for discovering new drug leads using functional genomics. Five human therapeutic antibodies developed by CAT are at various stages of clinical trials.
o CAT has a number of licence and collaborative agreements in place with pharmaceutical and biotechnology companies including: Eli Lilly, Pfizer, Genentech, ICOS, Genetics Institute, Wyeth-Ayerst, Human Genome Sciences, Knoll Pharmaceuticals (a subsidiary of Abbott Pharmaceuticals), AstraZeneca, Pharmacia, Oxford GlycoSciences, Genzyme, Immunex, Zyomyx and Elan.

Medical Research Council (MRC)
o The MRC is the Medical Research Council of Great Britain. The MRC owns some of the patent rights within CAT's patent portfolio either wholly or jointly with CAT, which they have licensed to CAT under an agreement dated 7 January 1997.

CAT's patent portfolio
o CAT now controls US patents covering three key areas: antibody expression libraries (Winter II and Huse/Lerner/Winter), phage display (McCafferty) and the isolation of human antibodies to human proteins by phage display (Griffiths).

The Winter II and Huse/Lerner/Winter patents
o    The granted patents are entitled to a term expiring on 18 September 2018.
o In 1999 CAT, Scripps and Stratagene settled US interference proceedings between patent applications in the Winter II and Huse/Lerner (Scripps/Stratagene) patent families from which CAT gained worldwide commercial rights to the Huse/Lerner patents. The US PTO Interference Board added Greg Winter as an inventor on three of the four Huse/Lerner patents, so the issued patents are therefore referred to here as the Huse/Lerner/Winter patents.


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o    The patent that was granted in the US on 19 June 2001 (US 6,248,516)
     forms part of the Winter II family of patents, being a divisional of the application that entered interference proceedings.
o In Europe CAT's Winter II patent was granted on 9 April 1994 and was upheld after opposition with an amendment to one of the 32 claims. The opposition division decision has been appealed by CAT and MorphoSys (the only opponent). CAT has initiated infringement proceedings against MorphoSys in Germany which have been suspended pending the outcome of this appeal and a possible appeal on a decision by the Opposition Division to uphold the McCafferty patent.
o In the US the Winter II infringement action will proceed against MorphoSys in Washington, DC, where the other patent infringement lawsuits by CAT against MorphoSys are currently pending.
o Other patents from the Winter II family have already been granted in Europe, Australia, Japan and South Korea.


              Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.



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                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Cambridge Antibody Technology Group PLC

     Date   19 September 2001            By       /s/ Rowena Gardner
         -------------------------
                                         Name:    Rowena Gardner

                                         Title:   Manager Communications